Supplement Dated May 16, 2013
To The Current Prospectus
and Statement of Additional Information

ING GoldenSelect Access	ING GoldenSelect Opportunities
ING Architect Variable Annuity	ING GoldenSelect Premium Plus
ING GoldenSelect DVA Plus	ING Equi-Select
ING GoldenSelect ESII	ING SmartDesign Signature
ING GoldenSelect Landmark	ING SmartDesign Variable Annuity

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B and Separate Account EQ

This supplement updates the prospectus and statement of additional information ("SAI"), each dated May 1, 2013, for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

The first three paragraphs under the heading "ING USA Annuity and Life Insurance Company" in the Prospectus and the entire disclosure under the heading "Description of ING USA Annuity and Life Insurance Company" in the SAI are deleted and replaced with the following:

ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. Until May 7, 2013, ING USA was a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Pursuant to an agreement with the European Commission ("EC"), ING has agreed to divest itself of ING U.S., Inc. and its subsidiaries, including ING USA (collectively "ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. To effect this divestment, on May 7, 2013 ING completed an initial public offering ("IPO") of the common stock of ING U.S. While ING is currently the majority shareholder of the common stock of ING U.S., pursuant to the agreement with the EC mentioned above ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016.